EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

October 11, 2022

AVINO EXTENDS MINERALIZATION BELOW MINE WORKINGS

Drills 150 AgEq g/t over 26.77 metres including 1,800 AgEq g/t over 0.28 metres

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) has now compiled further drill results from Phase 2 of its 2021/2022 exploration program.

These latest results represent six holes completed below the current Level 17 mining area at the Elena Tolosa (“ET”) area of the Avino Mine. The goal of this part of the exploration program is to define the continuity of the steeply dipping mineralization and to identify the source of the mineralization’s feeder. These drilling results demonstrate the continuity of our mineralization similar to or higher than the current mining widths and grades at the lowest level of the current Avino Mine production area.

“The ET area drilling builds on our June 2022 results as we as continue to expand the area of mineralization below Level 17”, said David Wolfin, President and CEO. “We are thrilled at the copper grades over significant widths and encouraged to see strong gold and silver grades as well. In the last drill campaign, we drilled to a depth of 290 metres below the lowest mining level. This current drill campaign tested infill sections to a depth of 232 metres to ensure continuity as well as extensions to the east of the known mineralization. Furthermore, we also tested on the eastern edge of our production workings to add to our geological understanding and help identify the main mineralization feeder. With this continued success, our team is extremely excited on ET prospects and have made the decision to mobilize Avino’s 3rd exploration drill rig to these areas. The current intercept widths suggest that this area will be able to utilize Avino’s existing low-cost bulk mining methods.”

Avino is developing a geological model based on a “near porphyry” environment. The persistence of grade continuity from surface down a plunge distance of over 800 metres (600 metres vertical) and base metal zonation supports the likelihood of a deeper mineralized system and could possibly be linked to a porphyry centre.

Geological modelling is ongoing to determine the potential geometry and controls of our mineralization. A further 6 drill holes are planned and budgeted for 2022.

October 11, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO EXTENDS MINERALIZATION BELOW MINE WORKINGS

Drills 150 AgEq g/t over 26.77 metres including 1,800 AgEq g/t over 0.28 metres

Geological Description

The Property contains numerous low-sulphidation epithermal veins (including the Avino vein), breccias, stockworks, and silicified zones that grade into a “near porphyry” environment within a large caldera setting. The caldera has been uplifted by regional north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence within this caldera. This lower volcanic sequence is overlain by an upper volcanic sequence, consisting of rhyolite to trachyte lava flows and extensive ignimbrites that have been intruded by monzonite bodies. The direction of the copper grade increase plunges towards the east in the Avino vein, suggesting changing pressure and temperature conditions with depth at the time of mineralization and possibly reflecting a transition from epithermal to porphyry-style mineralization.

Below Level 17

Six holes totalling 3,269 meters drilled were completed to investigate the continuity of mineralization in the central part of the ET Area.  Five of the holes intercepted the mineralization within the vein and stockwork and are reported in Table 1.

Vein-type mineralization and stockwork with mineralization of silver, gold and copper are found along the contacts between intrusive rocks and an andesite. This provides opportunities within the ET Area for the identification and delineation of additional mineral resources that remain open on strike and dip (see Figure 1 for the projections of the resource relative to the drilled holes). This recent deeper drilling confirms that the mineralization persists down dip significantly past the lowest developed mining level and may prove to add significant mineral resources subject to the completion of an updated mineral resource estimate currently scheduled for Q1 2023.

"In my opinion, the strong vertical persistence of the mineralization system and three centuries of mining history are signs that Avino may turn out to be a substantial deposit." said Michael F. O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications.

Highlights

Selected intercepts include:

Hole ET 22-08: 95 AgEq g/t over 43.80 metres, including 673 AgEq g/t over 0.66 metres

Hole ET 22-09: 150 AgEq g/t over 26.77 metres, including 1,037 AgEq g/t over 0.46 metres and 1,800 AgEq g/t over 0.28 meters

October 11, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO EXTENDS MINERALIZATION BELOW MINE WORKINGS

Drills 150 AgEq g/t over 26.77 metres including 1,800 AgEq g/t over 0.28 metres

Details are shown in the table and images below.

Structure	Hole Number	From (m)	To (m)	Drill Intercept Length (m)	True width (m)	Au (g/t)	Ag (g/t)	Cu (%)	AgEq¹ (g/t)
AVINO VEIN	ET-22-04	432.85	435.30	2.45	2.12	0.02	2	0.02	5
AVINO VEIN	ET-22-05	494.75	512.00	17.25	14.40	0.17	30	0.19	62
	Including	505.45	505.85	0.40	0.34	0.42	430	0.42	524
HW BX	ET-22-06	70.50	74.80	4.30	3.72	0.07	8	0.16	36
AVINO VEIN	And	566.35	603.85	37.50	27.25	0.02	8	0.10	23
	Including	585.40	585.60	0.20	0.14	0.49	132	1.92	436
HW STW	ET-22-07	213.80	223.90	10.10	9.95	0.25	17	0.40	93
	Including	223.00	223.90	0.90	0.90	1.85	37	0.22	232
AVINO VEIN	And	555.60	569.15	13.55	10.90	0.06	25	1.05	172
	Including	563.70	564.70	1.00	0.74	0.06	65	2.84	454
HW STW	ET-22-08	510.15	513.70	3.55	3.20	0.02	12	0.98	146
	Including	510.15	510.40	0.25	0.22	0.06	41	7.78	1,099
AVINO VEIN	And	519.00	576.65	57.65	43.80	0.15	15	0.49	95
	Including	533.00	534.00	1.00	0.66	4.19	36	1.94	673
AVINO VEIN	ET-22-09	548.25	581.25	33.00	26.77	0.15	40	0.71	150
	Including	548.25	548.65	0.40	0.28	2.96	155	10.20	1,800
	Including	556.65	557.25	0.60	0.46	1.98	260	4.43	1,037

Table 1 - Summary Drill Results

1.	AgEq in drill results above assumes $1,700 oz Au and $19.00 oz Ag, and $3.75 lb Cu, and 100% metallurgical recovery
2.	HW BX = Hanging Wall Breccia and HW STW = Hanging Wall Stockworks

October 11, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO EXTENDS MINERALIZATION BELOW MINE WORKINGS

Drills 150 AgEq g/t over 26.77 metres including 1,800 AgEq g/t over 0.28 metres

Figure 1 – 3D Longitudinal View of the Avino Vein showing the drill hole locations and a projection of the mineralization in red.

Figure 2 – 3D Longitudinal View of the Avino Vein showing the Drill Hole locations and the block model in AgEq

October  11, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO EXTENDS MINERALIZATION BELOW MINE WORKINGS

Drills 150 AgEq g/t over 26.77 metres including 1,800 AgEq g/t over 0.28 metres

Figure 3 – Showing Cross-Section of ET-22-08 and the Extent of the down-dip extension from the current mine workings along with the considerable vein width of 43.80m

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples were cut in half. One half of the core was submitted to the SGS Laboratory facility in Durango, Mexico, and the other half is retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 gold grams/tonne are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino’s projects in Durango, Mexico are under the geoscientific oversight of Michael F. O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

October 11, 2022 - Avino Silver & Gold Mines Ltd. – News Release

AVINO EXTENDS MINERALIZATION BELOW MINE WORKINGS

Drills 150 AgEq g/t over 26.77 metres including 1,800 AgEq g/t over 0.28 metres

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls 290 million silver equivalent ounces within our district scaled land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, and as amended on December 21, 2021, and the Company’s updated mineral resource estimate for La Preciosa with an effective date of October 27, 2021, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”).  On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934.  All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021.  Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilize Industry Guide 7.  Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.  U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.